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Exhibit 3.2

Digital Island, Inc.
45 Fremont Street, Suite 1200
San Francisco, CA 94105

May 13, 2001

Ruann Ernst
28525 Matadero Creek Lane
Los Altos Hills, CA 94022

Dear Ruann:

We take great pleasure in confirming your continued employment with Digital Island, Inc. (the "Company"). As you are aware, Cable & Wireless plc ("Cable & Wireless") is acquiring the Company. As a result, Digital Island, Inc. will become a wholly owned subsidiary of Cable & Wireless. Your continued employment with the Company is subject to your signing a formal Employment Agreement with the Company. The new Employment Agreement will become effective upon the successful completion of the tender offer for the outstanding shares of the Company's common stock in accordance with the provisions of Article II of the Agreement and Plan of Merger by and among Cable & Wireless, the Company and Dali Acquisition Corp., dated May 14, 2001 (the "Merger Agreement"). Capitalized terms used in this offer letter but not otherwise defined herein will have the same meaning as assigned to them in the Merger Agreement.

As an employee of the Company, the terms of your continued employment include:

POSITION

Effective the day following the Closing (as defined below), you will hold the position of President and Chief Executive Officer of the Company, reporting to the Chief Executive Officer of Cable & Wireless Global.

BASE SALARY

Your base salary will be $250,000 per year. Your first review will be in October 2001.

BONUS

In addition to your base salary, your remuneration will include a bonus amount, subject to the rules of any applicable bonus plan. The target bonus is a percentage of your base salary, but all determinations of your bonus amount will be in the Company's discretion. For the remainder of fiscal 2001, your bonus targets will remain as in effect on May 1, 2001, and payments will include the unpaid portion of the bonus for your service prior to the acquisition. Within 120 days of the date of this offer letter, the Company will provide you with the details of a new bonus plan for the next bonus period.

WELCOME BONUS

You will be paid a conditional welcome bonus equal to $625,000 (the "Welcome Bonus") if you satisfy the following conditions. If you remain employed with the Company for a period of three (3) consecutive months after the successful completion of the tender offer (the "Closing"), you will be paid 40% of your Welcome Bonus. If you remain employed with the Company for a period of nine (9) consecutive months after the Closing, you will be paid the remaining 60% of your Welcome Bonus. Should your employment terminate by reason of Disability (as defined in your Employment Agreement) prior to the completion of the applicable three (3) month or nine (9) month service requirement, the portion of your Welcome Bonus for the applicable period will be pro-rated on the basis of number of months of employment completed during that period (rounded to next whole month).

STOCK-BASED COMPENSATION

In exchange for your effective and irrevocable waivers as set forth below, you will receive the stock-based compensation package described below, after approval by the Board of Directors of Cable & Wireless (the "Board of Directors"). If the Board of Directors does not approve this compensation package, then you will become entitled instead to cash payments from the Company which provide you with the same economic benefit as the equity compensation proposed below, with such cash payments to be made on each vesting date for your proposed Cable & Wireless stock options and restricted Cable & Wireless stock awards.

  1.
  Stock options in shares of Cable & Wireless stock. Within forty-five (45) days following the completion of the Offer, you will be granted stock options to purchase 150,000 common shares of Cable & Wireless with an exercise price per share equal to the closing selling price per share on the date of grant. Cable & Wireless expects to adopt and obtain the requisite shareholder approval of a plan under which these stock options would vest at a rate of 25% per year over the four-year period measured from the date of grant. The stock options will be incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code, to the maximum extent permissible. In the absence of the requisite shareholder approval, these stock options will vest in accordance with the current Senior Employees Share Option Scheme, with the vesting measured from the date of grant.

  2.
  Restricted shares of Cable & Wireless stock. At the completion of the Offer, all of your restricted shares of the Company's common stock, whether vested or unvested (the "Restricted Shares") and all of your outstanding stock options, whether vested or unvested, to purchase shares of the Company's common stock will be cancelled, and in return for those cancelled shares and options, you will be awarded restricted shares of Cable & Wireless common stock ("Cable & Wireless Shares"). The conversion process will be effected as follows:

      The rollover value of your cancelled Restricted Shares will be determined by multiplying the number of your Restricted Shares by the Per Share Amount paid in the Offer.

      The rollover value of each of your cancelled options will be determined by multiplying the number of shares of Company common stock subject to each such option by the excess (if any) of the Per Share Amount paid in the Offer over the exercise price in effect for that option. Any option which has an exercise price equal to or greater than the Per Share Amount will have a zero rollover value.

      The combined rollover value of your Restricted Shares and your options will then be divided by the average closing selling price per common share of Cable & Wireless for the five (5) consecutive trading days ending with the completion date of the Offer to determine the number of Cable & Wireless Shares.

  3.
  Timing of Awards. Your restricted Cable & Wireless Shares will be awarded as follows:

  (a)
  You will be awarded 25% of your restricted shares on the 6-month anniversary of the Closing if you are then employed by the Company.

  (b)
  You will be awarded another 25% of your restricted shares on the 12-month anniversary of the Closing if you are then employed by the Company. In addition, subject to the development and delivery of an integration plan, you will be awarded bonus shares equal to 150% of the restricted shares awarded under paragraph (a) and the first sentence of this paragraph (b). As a further incentive, you will be awarded additional bonus shares up to an amount equal to 150% of the restricted shares awarded under paragraph (a) and the first sentence of this paragraph (b), with the actual number of such shares to be determined on a pro-rata basis to the extent the Company achieves certain performance targets in accordance with the following: you will present the formal business plan for the Company for the twelve-month period measured from the Closing, with assumptions as to funding levels by Cable &

    Wireless, headcount and other available resources and assets, and the operation of the Company as a separate profit and loss center, and the Company's performance will be evaluated on the basis of those assumptions. If the Company achieves one hundred percent of the specified targets in the business plan, then you will receive the entire 150% of the bonus shares award. If the Company achieves less than one hundred percent of the specified targets in the business plan, then you will receive a pro-rated portion of the bonus shares award. Should Cable & Wireless not provide the assumed level of funding or should any of the other assumptions stated in the business plan prove inaccurate during the measurement period, then the performance targets will be appropriately adjusted to reflect such modifications, without prejudice to your maximum allotment of additional bonus shares under this paragraph (b).

  (c)
  You will be awarded another 25% of your restricted shares on the 18-month anniversary of the Closing if you are then employed by the Company.

  (d)
  You will be awarded the remaining 25% of your restricted shares on the 24-month anniversary of the Closing if you are then employed by the Company. In addition, subject to the development and delivery of an integration plan, you will be awarded bonus shares equal to 150% of the restricted shares awarded under paragraph (c) and the first sentence of this paragraph (d). As a further incentive, you will be awarded additional bonus shares up to an amount equal to 150% of the restricted shares awarded under paragraph (c) and the first sentence of this paragraph (d), with the actual number of such shares to be determined on a pro-rata basis to the extent the Company achieves certain performance targets in accordance with the following: you will present the formal business plan for the Company for the twelve-month period measured from the Closing, with assumptions as to funding levels by Cable & Wireless, headcount and other available resources and assets, and the operation of the Company as a separate profit and loss center, and the Company's performance will be evaluated on the basis of those assumptions. If the Company achieves one hundred percent of the specified targets in the business plan, then you will receive the entire 150% of the bonus shares award. If the Company achieves less than one hundred percent of the specified targets in the business plan, then you will receive a pro-rated portion of the bonus shares award. Should Cable & Wireless not provide the assumed level of funding or should any of the other assumptions stated in the business plan prove inaccurate during the measurement period, then the performance targets will be appropriately adjusted to reflect such modifications, without prejudice to your maximum allotment of additional bonus shares under this paragraph (d).

  4.
  Additional grants. In addition to the above, you will be eligible for consideration of grants of stock options in shares of Cable & Wireless stock (together with the stock options described in item 1 of this section, "Cable & Wireless Options"). In cases of outstanding performance, you also may be eligible for consideration of grants of Cable & Wireless Shares.

TERM OF EMPLOYMENT

Your employment is terminable by you if you provide 3-months written notice to the Company. Your employment is terminable by the Company if the Company provides 12-months written notice to you.

SEVERANCE ARRANGEMENTS

(a)  If the Company terminates your employment with the Company for any reason other than for Cause (as defined in your Employment Agreement) or if you terminate your employment with the Company for Good Reason (as defined in this offer letter), then (a) your Cable & Wireless Options and Cable & Wireless Shares will vest fully and immediately, you will also immediately vest and become entitled to 75% of the maximum number of bonus shares awardable to you pursuant to the employment retention and performance target provisions of paragraphs (b) and (d) of section 3 of the Stock-Based Compensation section of this letter agreement, whether or not the performance targets are in fact attained, and you will have a twelve-month period following the termination of your employment in which to exercise your Cable & Wireless Options, (b) you and your eligible dependents will be entitled to continued health coverage under the Company's medical plan at no cost to you for a period of twelve months after your termination, (c) you will be entitled to salary continuation payments at your base salary rate effective upon termination for a period of twelve months after your termination, and (d) you will be entitled to 50% of your bonus payable for the fiscal year during which you were terminated within 90 days after the close of such fiscal year.

(b)  If the Company terminates your employment with the Company for any reason other than for Cause (as defined in your Employment Agreement) or if you terminate your employment with the Company for Good Reason (as defined in this offer letter) within 9 months of the Closing, you will be entitled to payment of the portion of your Welcome Bonus that was unpaid on the date of your termination.

(c)  If you terminate your employment with the Company for any reason other than Good Reason (as defined in this offer letter) during the 12-month period commencing immediately after the Closing, you will be entitled to a severance payment equal to the sum of (a) the amount you would have received if you had exercised all of your vested Company stock options and the options that would have become vested had the options continued in effect until your termination of employment (without regard to any options that would have vested solely on account of a "change in control" or "corporate transaction" as defined in the Stock Plans or your stock option agreements) and tendered the stock acquired upon exercise under the Offer, plus (b) the amount you would have received if you had tendered under the Offer all of your vested Restricted Shares in the Company and the Restricted Shares that would have become vested had you continued to hold the Restricted Shares until your termination of employment (without regard to any restricted shares that would have vested solely on account of a "change in control" or "corporate transaction" as defined in the Stock Plans or your restricted stock issuance agreement).

(d)  For purposes of this offer letter, Good Reason means your voluntary resignation for any of the following reasons: (i) a material reduction in the scope of the duties and responsibilities initially assigned to you under your Employment Agreement, (ii) the elimination of the Company as a separate profit and loss center of Cable & Wireless, (iii) a reduction in your level of base salary, or (iv) a relocation of your principal place of employment by more than thirty-five (35) miles.

(e)  In addition, for purposes of determining your eligibility for the severance benefits and arrangements provided under the paragraphs (a) and (b) of this section, your employment will be deemed to have terminated for Good Reason in the event you should die while you remain in the Company's employ, and those severance benefits and payments will be paid to the executors or administrators of your estate.

GROSS-UP PAYMENT

In the event that it shall be determined that any payment or distribution by the Company to you (determined without regard to any additional payments required under this paragraph) (a "Payment") would be subject to the 20% excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, or any interest or penalties incurred by you with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter referred to as the "Excise Tax"), you will be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after a reduction reflecting your total tax liability, including, without limitation, your total income tax (including any applicable federal, state, or local income taxes) and Excise Tax liability with respect to the Gross-Up Payment, you would retain an amount of the Gross-Up Payment equal to the Excise Tax imposed on the Payments.

LOANS

The terms of any loans by and between you and the Company, together with the existing cash bonus arrangement which provides you with funds from time to time to repay such loans, shall remain unchanged by this offer letter.

VACATION AND PERSONAL DAYS

You will be entitled to vacation and personal days in accordance with the policies established by the Company.

HEALTH AND WELFARE BENEFITS

You will be entitled to participate in any and all employee welfare and health benefit plans applicable to similarly situated employees to the extent permitted by the particular plan and applicable law.

WAIVERS

As a condition of receiving Cable & Wireless Options and Cable & Wireless Shares, you irrevocably waive, effective upon the successful completion of the Offer, any and all claims to benefits that would have been payable to you on account of a "change in control" of or a "corporate transaction" with respect to the Company (as such terms may be defined in any Company stock option plan or any stock option agreement, restricted stock issuance agreement, employment agreement, or other agreement entered into by and between you and the Company), which benefits include but are not limited to salary continuation payments, bonus payments, and acceleration of vesting of restricted stock or options.

You understand and agree that the Restricted Shares granted to you under the Digital Island, Inc. 1999 Stock Incentive Plan will be forfeited upon the successful completion of the Offer and that you waive any and all rights as a holder of those Restricted Shares upon such forfeiture. As a result of your signing this offer letter, the Restricted Shares shall automatically be deemed forfeited upon the successful completion of the Offer and the Company shall be deemed the owner and holder of those shares upon such forfeiture, whether or not the certificates therefor have been delivered to the Company.

You further understand and agree that, as a result of your signing this offer letter, any and all stock options granted with respect to stock in the Company under the Digital Island, Inc. 1999 Stock Incentive Plan or the Digital Island, Inc. 2000 Supplemental Stock Option Plan (collectively the "Stock Plans") will be cancelled upon the successful completion of the Offer, and that you waive any and all rights or entitlements to purchase stock in the Company pursuant to those cancelled options. You also waive your rights to accelerated vesting of any such options, to the extent such acceleration would occur upon the purchase by Cable & Wireless of Digital Island, Inc.

CONFIDENTIALITY PROVISION

Your acceptance shall include agreement to maintain all of the terms and conditions of this offer letter in strict confidence as shall the Company. To fulfill this obligation, you shall not directly or indirectly communicate, make known, or divulge to any person, agency or court, except your spouse, accountant or attorney, any information whatsoever regarding this offer letter, unless compelled to do so by legal process or unless prior approval is given in writing by the Chief Executive Officer of Cable & Wireless Global. You shall direct your spouse, accountant, and attorney not to breach this confidentiality commitment.

If you accept our offer letter, please sign the original offer letter and the Employment Agreement and return these materials to us in accordance with our discussions. Please make a copy for your records.

I am very pleased that you will be joining us and I look forward to working with you. Should you have any questions concerning this offer and contract, please do not hesitate to discuss them with me.

Sincerely,

/s/ Avery Duff
Avery Duff
Executive Vice President, Human Resources
Cable & Wireless Global

I, Ruann Ernst, do hereby accept and confirm the terms of this offer of continued employment and acknowledge that I have read the above described offer letter and certify that I have not signed an agreement of confidentiality, covenant not to compete, nor any other type of agreement with restrictive covenants of any kind or nature with any of my employers, past or present, that would restrict, prevent, or otherwise preclude my employment with the Company.

/s/ Ruann Ernst SIGNATURE	May 13, 2001 DATE

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  Exhibit 3.2